Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

September 10, 2021

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Advisors Series Trust (the “Trust”)
        File Nos.: 333-17391 and 811-07959
Stewart Investors Worldwide Leaders Sustainability Fund

Dear Mr. Orlic:
This correspondence is being filed in response to the Staff’s additional comment you provided via telephone to Elaine Richards of U.S. Bank Global Fund Services, on July 19, 2021, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 1017 to the Trust’s Registration Statement. PEA No. 1017 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1019 under the Investment Company Act of 1940, as amended, on Form N-1A on April 1, 2021 (SEC Accession No. 0000894189-21-002036). The purpose of PEA No. 1017 was to add one new series of the Trust: Stewart Investors Worldwide Leaders Sustainability Fund (the “Fund”). The Trust has filed PEA Nos. 1031, 1034, 1038, 1040, 1044 and 1049, to delay the Fund’s effectiveness until September 15, 2021 at which time it will be filing another PEA under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments on May 17, 2021 and July 19, 2021; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    The Staff observes on page 2 of the Prospectus that “Sustainability is...a key part of the Fund’s engagement approach...” If “sustainability” is part of the Fund’s principal investment strategies, please enhance the disclosure as necessary to address the following:
a.The Fund should clearly explain its definition of “sustainability” and its specific area(s) of focus.

The Trust responds by adding the following definition of “sustainability” to Items 4 and 9 of the Prospectus, respectively:

The Fund defines “sustainability” as sustainable development. Sustainable development is development that meets the needs of the present without compromising the ability of future generations to meet their own needs. The portfolio manager aims to invest in high-quality companies that are well positioned to contribute to and benefit from sustainable development.

The portfolio manager defines development as being sustainable if it furthers human development and has an ecological footprint that respects planetary boundaries.

b.The Fund should describe the criteria it uses in determining what issuers it considers to have sustainability characteristics, consistent with its chosen sustainability definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example:

(1) an ESG index;
(2) a third-party rating organization;
(3) a proprietary screen and the factors the screen applies; or
(4) a combination of the above methods.

The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens).

The Trust responds supplementally by noting that the Fund does not reference an ESG index, nor does it utilize a third-party rating organization to select its portfolio holdings. Rather the Fund uses a proprietary screen. Accordingly, the Trust has added the following disclosure to Items 4 and 9 of the Prospectus:

“The Fund does not use a third-party data service provider, rather the portfolio manager uses the team’s own company research, additional external research and the portfolio manager’s judgement to determine if a company is contributing positively to sustainable development. The portfolio manager’s analysis aims to determine if the company’s products, services and operations contribute to positive social and environmental outcomes. Positive social outcomes include, but are not limited to, nutrition, health and well-being, water and sanitation, information and connectivity, energy and electricity, and education and employment. Positive environmental outcomes include, but are not limited to, more careful, efficient and productive use of natural resources, reduced waste and improved waste management, and the wider adoption of circular economy practices and measures. Circular economy is defined as an economic system aimed at eliminating waste and the continual use of resources.”

During the portfolio manager’s sustainability assessment of companies, the portfolio manager aims to answer the following questions:

1.    Commercial proposition - Do the products and services make a valuable contribution to sustainable development?
2.    Operational impact - Is the company trying to reduce negative impacts from its operations?
3.    Company ethos - Do the culture and values embody sustainability and continuous improvement?
4.    Context - Can the company benefit from sustainability tailwinds and navigate headwinds?

c.    If the Fund intends to use one or multiple third party data/scoring providers, please revise the principal strategy discussion to identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies.

The Trust responds supplementally that the Fund does not rely on third party data/scoring providers in selecting its portfolio holdings. Rather any such data providers are primarily used to review and monitor the portfolio after investments have been made. For that reason, the Trust respectfully declines to include any disclosure in the prospectus with respect to third party data providers.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

Appendix A
Summary Section Disclosure (Item 4)

Principal Investment Strategy
The Fund will normally invest at least 80% of its net assets, plus borrowings for investment purposes, in the securities of U.S. and non‑U.S. companies that meet the portfolio manager’s “Sustainability” criteria.

Under normal market conditions, at least 40% of the Fund’s net assets will be invested in the securities of foreign issuers including those in emerging markets, directly and indirectly such as through, but not limited to, American Depository Receipts or similar securities. In determining whether an issuer is foreign, the portfolio manager will consider various factors including where the issuer is headquartered, where the issuer’s principal operations are located, where the issuer’s revenues are derived, where the principal trading market is located and the country in which the issuer is legally organized. The weight given to each of these factors will vary depending upon the circumstances and as determined by the portfolio manager. The Fund intends to invest in securities of issuers from at least three different countries outside of the United States.

The portfolio manager defines emerging markets as countries which are not classified as developed markets by MSCI (https://www.msci.com/market-classification) or FTSE (https://research.ftserussell.com/products/FTSE-Country-Classification-Update_latest.pdf), or which are categorized by the World Bank as middle or low-income (https://data.worldbank.org/country) or which are not members of the Organisation for Economic Cooperation and Development.

The Fund invests in a diversified portfolio of equity or equity-related securities of large and mid-capitalization companies which are listed, traded or dealt in on any of the regulated markets worldwide. The Fund may, from time to time, emphasize investment in certain sectors of the market.

The word “Leaders” in the name of the Fund refers to the focus on large and mid-capitalization companies. Large and mid-capitalization companies are currently defined for the purposes of this policy as companies with a minimum market capitalization of US$1 billion and a minimum free float of US$500 million at the time of the Fund’s first investment. This represents a minimum threshold; the Fund generally targets companies with substantially higher market capitalizations. The Fund will only establish an initial position in a company when it is above these threshold levels but, if market movements drive the company below the thresholds, the Fund is not forced to sell and is able to increase the holding in the company if, in the portfolio manager’s opinion, this presents an opportunity to add to the position.
The Fund defines “sustainability” as sustainable development. Sustainable development is development that meets the needs of the present without compromising the ability of future generations to meet their own needs. The portfolio manager aims to invest in high-quality companies that are well positioned to contribute to and benefit from sustainable development. The portfolio manager defines development as being sustainable if it furthers human development and has an ecological footprint that respects planetary boundaries.

The Fund does not use a third-party data service provider, rather the portfolio manager uses the team’s own company research, additional external research and the portfolio manager’s judgement to determine if a company is contributing positively to sustainable development. The portfolio manager’s analysis aims to determine if the company’s products, services and operations contribute to positive social and environmental outcomes. Positive social outcomes include, but are not limited to, nutrition, health and well-being, water and sanitation, information and connectivity, energy and electricity, and education and employment. Positive environmental outcomes include, but are not limited to, more careful, efficient and productive use of natural resources, reduced waste and improved waste management, and the wider adoption of circular economy practices and measures. Circular economy is defined as an economic system aimed at eliminating waste and the continual use of resources.

During the portfolio manager’s sustainability assessment of companies, the portfolio manager aims to answer the following questions:

1.    Commercial proposition - Do the products and services make a valuable contribution to sustainable development?
2.    Operational impact - Is the company trying to reduce negative impacts from its operations?
3.    Company ethos - Do the culture and values embody sustainability and continuous improvement?
4.    Context - Can the company benefit from sustainability tailwinds and navigate headwinds?

The Fund is not managed to a benchmark and may have exposure to developed or emerging markets whilst maintaining its geographical diversity. The Fund’s investment strategy is founded on the principle of stewardship, allocating capital to high quality companies with sound growth prospects and strong management teams. The portfolio manager believes that sustainability is a driver of investment returns and that incorporating these considerations fully into the investment process is the best way to protect and grow capital for clients over the long-term. The portfolio manager takes a bottom-up, qualitative approach (i.e., focusing on analyzing individual companies rather than countries or sectors) to finding and investing in reasonably priced, high quality companies that are well positioned to contribute to, and benefit from, sustainable development. The portfolio manager has a strong conviction that such companies face fewer risks and are better placed to deliver positive long-term, risk-adjusted returns (i.e., investment returns which take into account the associated risk taken in making the particular investment; higher short-term returns may often reflect higher risk). Sustainability is the first factor considered when making investment decisions. Once the portfolio manager is comfortable with the sustainability positioning of a company, the portfolio manager analyzes the quality of the management, franchise and financials and finally the valuation, all of which need to be acceptable to invest. The portfolio manager invests with capital preservation in mind, meaning they define risk as losing client money, rather than deviation from a benchmark. The portfolio manager’s focus on quality companies rather than investing according to a benchmark may result in the performance of the Fund lagging the performance of its benchmark in very strong liquidity-driven or momentum-led markets and may result in the Fund outperforming its benchmark when due recognition is given to companies with quality management teams, good long-term growth prospects and sound balance sheets.
Engagement and voting are key parts of the investment approach as a means to mitigate business risks, protect against potential headwinds and improve sustainability outcomes. Engagement activity is prioritized from a bottom-up perspective by the portfolio manager. The way each company responds to engagement is integrated into the portfolio manager’s conviction level in the company. Engagements are on issues ranging from pollution, sustainability of supply chains and aligned remuneration and incentives.

While it is not generally the portfolio manager’s intention to do so, in some circumstances the portfolio manager may use derivatives (investments whose value is linked to another investment, performance of a stock market, interest rate or other factor) to reduce certain risks or costs and/or generate extra income or growth. It is not intended that this use will increase the volatility (a measure of the short-term changes in the Fund’s price) or materially alter the risk profile of the Fund. The portfolio manager’s intention is that the Fund will generally only hold derivatives such as options and warrants which result from certain corporate actions, new issues or placements from time-to-time.

Sell discipline
The sell decisions for the Fund are based on individual company factors and the level of conviction in the overall quality of each company. The portfolio manager has a long-term investment horizon and believes that the purchase of a share comes with both rights and responsibilities. The portfolio manager believes that he has a responsibility, as part owner of the business, to engage with senior company management to persuade them to address any issues, rather than to immediately walk away from the problem. A decision to sell shares is therefore not taken lightly and is seen to be a very last resort. Typical reasons to sell a position include:

•A change in the underlying fundamentals of the company or quality
•Market valuation becomes excessive or the company becomes fully valued
•The company disappoints on corporate governance or sustainability issues
•Management changes or loses focus
•Take-over situations emerge
•Actual or projected industry/country dynamics reduce the expected contribution to performance
•Emergence of an investment opportunity offering stronger earnings potential or similar earnings potential at a more attractive price.

Item 9 Disclosure
Principal Investment Strategies of the Fund
The Fund will normally invest at least 80% of its net assets, plus borrowings for investment purposes, in the securities of U.S. and non‑U.S. companies that meet the portfolio manager’s “Sustainability” criteria.

Under normal market conditions, at least 40% of the Fund’s net assets will be invested in the securities of foreign issuers including those in emerging markets, directly and indirectly such as through, but not limited to, American Depository Receipts or similar securities. In determining whether an issuer is foreign, the portfolio manager will consider various factors including where the issuer is headquartered, where the issuer’s principal operations are located, where the issuer’s revenues are derived, where the principal trading market is located and the country in which the issuer is legally organized. The weight given to each of these factors will vary depending upon the circumstances and as determined by the portfolio manager. The Fund intends to invest in securities of issuers from at least three different countries outside of the United States.

The portfolio manager defines emerging markets as countries which are not classified as developed markets by MSCI (https://www.msci.com/market-classification) or FTSE (https://research.ftserussell.com/products/FTSE-Country-Classification-Update_latest.pdf), or which are categorized by the World Bank as middle or low-income (https://data.worldbank.org/country) or which are not members of the Organisation for Economic Cooperation and Development.

Changes in Policy. The Fund will not change its investment policy of investing at least 80% of its net assets in the securities of U.S. and non-U.S. companies that meet the portfolio manager’s Sustainability criteria without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.

The Fund invests in a diversified portfolio of equity or equity-related securities of large and mid-capitalization companies which are listed, traded or dealt in on any of the regulated markets worldwide. The Fund may, from time to time, emphasize investment in certain sectors of the market.

The word “Leaders” in the name of the Fund refers to the focus on large and mid-capitalization companies. Large and mid-capitalization companies are currently defined for the purposes of this policy as companies with a minimum market capitalization of US$1 billion and a minimum free float of US$500 million at the time of the Fund’s first investment. This represents a minimum threshold; the Fund generally targets companies with substantially higher market capitalizations. The Fund will only establish an initial position in a company when it is above these threshold levels but, if market movements drive the company below the thresholds, the Fund is not forced to sell and is able to increase the holding in the company if, in the portfolio manager’s opinion, this presents an opportunity to add to the position.
The Fund defines “sustainability” as sustainable development. Sustainable development is development that meets the needs of the present without compromising the ability of future generations to meet their own needs. The portfolio manager aims to invest in high-quality companies that are well positioned to contribute to and benefit from sustainable development. The portfolio manager defines development as being sustainable if it furthers human development and has an ecological footprint that respects planetary boundaries.

The Fund does not use a third-party data service provider, rather the portfolio manager uses the team’s own company research, additional external research and the portfolio manager’s judgement to determine if a company is contributing positively to sustainable development. The portfolio manager’s analysis aims to determine if the company’s products, services and operations contribute to positive social and environmental outcomes. Positive social outcomes include, but are not limited to, nutrition, health and well-being, water and sanitation, information and connectivity, energy and electricity, and education and employment. Positive environmental outcomes include, but are not limited to, more careful, efficient and productive use of natural resources, reduced waste and improved waste management, and the wider adoption of circular economy practices and measures. Circular economy is defined as an economic system aimed at eliminating waste and the continual use of resources.

During the portfolio manager’s sustainability assessment of companies, the portfolio manager aims to answer the following questions:

1.    Commercial proposition - Do the products and services make a valuable contribution to sustainable development?
2.    Operational impact - Is the company trying to reduce negative impacts from its operations?
3.    Company ethos - Do the culture and values embody sustainability and continuous improvement?
4.    Context - Can the company benefit from sustainability tailwinds and navigate headwinds?

The Fund is not managed to a benchmark and may have exposure to developed or emerging markets whilst maintaining its geographical diversity. The Fund’s investment strategy is founded on the principle of stewardship, allocating capital to high quality companies with sound growth prospects and strong management teams. The portfolio manager believes that sustainability is a driver of investment returns and that incorporating these considerations fully into the investment process is the best way to protect and grow capital for clients over the long-term. The portfolio manager takes a bottom-up, qualitative approach (i.e., focusing on analyzing individual companies rather than countries or sectors) to finding and investing in reasonably priced, high quality companies that are well positioned to contribute to, and benefit from, sustainable development. The portfolio manager has a strong conviction that such companies face fewer risks and are better placed to deliver positive long-term, risk-adjusted returns (i.e., investment returns which take into account the associated risk taken in making the particular investment; higher short-term returns may often reflect higher risk). Sustainability is the first factor considered when making investment decisions. Once the portfolio manager is comfortable with the sustainability positioning of a company, the portfolio manager analyzes the quality of the management, franchise and financials and finally the valuation, all of which need to be acceptable to invest. The portfolio manager invests with capital preservation in mind, meaning they define risk as losing client money, rather than deviation from a benchmark. The portfolio manager’s focus on quality companies rather than investing according to a benchmark may result in the performance of the Fund lagging the performance of its benchmark in very strong liquidity-driven or momentum-led markets and may result in the Fund outperforming its benchmark when due recognition is given to companies with quality management teams, good long-term growth prospects and sound balance sheets.
Engagement and voting are key parts of the investment approach as a means to mitigate business risks, protect against potential headwinds and improve sustainability outcomes. Engagement activity is prioritized from a bottom-up perspective by the portfolio manager. The way each company responds to engagement is integrated into the portfolio manager’s conviction level in the company. Engagements are on issues ranging from pollution, sustainability of supply chains and aligned remuneration and incentives.
The Fund is actively managed meaning that the portfolio manager uses his expertise to pick investments rather than tracking the performance of a benchmark. The portfolio manager uses the following process for selecting and maintaining sustainable investments in the portfolio:

1.Idea generation;
2.Bottom-up company research;
3.Portfolio construction;
4.Ongoing monitoring; and
5.Company engagement.

The portfolio manager considers proxy voting to be an extension of its engagement activities and is guided by the principal that, where possible, voting should be used to improve Sustainability outcomes. The portfolio manager may vote against management to influence companies to improve Sustainability issues, particularly when engagement has been unproductive. A contrary vote is an important part of the engagement process. The portfolio manager aims to explain its rationale for voting against management before voting and will continue to engage following the vote, if appropriate.

Through its bottom up research, company engagement and third party research providers, the portfolio manager is alerted to issues and controversies regarding companies on an ongoing basis. This information is incorporated into the portfolio manager’s investment analysis, team discussion and engagement program.

While it is not generally the portfolio manager’s intention to do so, in some circumstances the portfolio manager may use derivatives (investments whose value is linked to another investment, performance of a stock market, interest rate or other factor) to reduce certain risks or costs and/or generate extra income or growth. It is not intended that this use will increase the volatility (a measure of the short-term changes in the Fund’s price) or materially alter the risk profile of the Fund. The portfolio manager’s intention is that the Fund will generally only hold derivatives such as options and warrants which result from certain corporate actions, new issues or placements from time-to-time.

The Fund may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic, political or other conditions. This may result in the Fund not achieving its investment objective during that period.
Sell discipline
The sell decisions for the Fund are based on individual company factors and the level of conviction in the overall quality of each company. The portfolio manager has a long-term investment horizon and believes that the purchase of a share comes with both rights and responsibilities. The portfolio manager believes that he has a responsibility, as part owner of the business, to engage with senior company management to persuade them to address any issues, rather than to immediately walk away from the problem. A decision to sell shares is therefore not taken lightly and is seen to be a very last resort. Typical reasons to sell a position include:

•A change in the underlying fundamentals of the company or quality
•Market valuation becomes excessive or the company becomes fully valued
•The company disappoints on corporate governance or sustainability issues
•Where engagement has been unsuccessful, or part of a pattern of behavior which raises concerns regarding the quality and integrity of the company’s management
•Management changes or loses focus
•Take-over situations emerge
•Actual or projected industry/country dynamics reduce the expected contribution to performance
•Emergence of an investment opportunity offering stronger earnings potential or similar earnings potential at a more attractive price.